Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Clearwater Paper Hourly 401(k) Plan

We consent to the incorporation by reference in the registration statement (No. 333-156136) on Form S-8 of Clearwater Paper Hourly 401(k) of our report dated June 26, 2009, with respect to the statements of net assets available for benefits of the Clearwater Paper Hourly 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental financial statement schedule, which report appears in the December 31, 2008 and 2007 annual report on Form 11-K of the Clearwater Paper Hourly 401(k) Plan.

/s/    KPMG LLP

Seattle, Washington

June 26, 2009